FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"2006 AGM – Chairman's Address"

Released: 23 October 2006

SUPPL

Pages: 5
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

11/7

FOSTER'S
GROUP

23 October 2006

Foster's Group Limited 2006 Annual General Meeting – Chairman's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Melbourne, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited Chairman, Frank Swan is attached.

A live webcast of proceedings of the Annual General Meeting, as well as an archive of the Chairman and CEO's address, will be available from the Foster's Group website at www.fostersgroup.com.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Foster's Group Limited 2006 Annual General Meeting
Chairman's Address

Frank Swan, Chairman

WELCOME

Good morning Ladies and Gentlemen and welcome to the 2006 Foster's Group Annual General Meeting.

Thank you for coming along today to show your interest in Foster's, at what we believe is an exciting stage in our Company's development.

Foster's is unique in its ability to satisfy customer and consumer needs. We own Australia's best alcohol portfolio; the world's leading premium wine business; and a portfolio of great brands spread across the world's major markets.

And, as a board and management team, we are intent on continuing to build Foster's into a truly great international drinks company.

2006 IN REVIEW

At the start of the 2006 financial year, we had only just completed the Southcorp acquisition – the largest in this Company's history.

Over the last 12 months, we not only integrated Southcorp, but also brought together our existing Carlton & United Beverages and Beringer Blass Wine Estates businesses across the globe. We realised synergies, established innovation priorities, and built the platform for growth in 2007 and beyond.

Major business integrations are not easy, and require much hard work and co-ordination, not to mention the goodwill of both management and staff. On behalf of the Directors, and shareholders, I commend Trevor O'Hoy, the Foster's executive team, and the Group's 11,000 employees on their efforts and successes over the past 12 months.

OVERVIEW OF RESULTS

Those successes were recorded in strong 2006 financial results.

Statutory or reported profit after tax, and earnings per share, both increased by over 26% for the year..

Normalised profit after tax and earnings per share from continuing businesses, prior to significant items, rose by around 15% with strengthening sales margins.

In the midst of a significant business transformation, the Group's core Australian multi-beverage business produced an outstanding result. Earnings grew by 17% with both revenue and volume growth in beer, wine, spirits, and cider.

Our global wine business faced some difficult trading conditions, driven by oversupply here in Australia and heavy discounting and retailer competition in some of our key markets. While earnings growth was strong with a significant contribution from synergies, volume growth was modest and below our medium term targets.

Driving revenue growth in wine is a priority for Trevor and his team and an impressive pipeline of innovation and new product development initiatives is now in place. Initiatives have been launched for Rosemount, Cougar, Lindemans, Penfolds, Crown and the Carlton family of beers in recent months.

During the period, we achieved over a billion dollars through the sale of our brewing businesses in Asia and the Foster's brand in India and Europe – both markets where growth prospects for us were limited.

And, consistent with our focus on core drinks activities, we also announced plans to divest our Wine Clubs and Services division. That process is now well underway.

Reported net operating cash flow was again outstanding, up 60% to $835 million. This strong cash generation, together with the proceeds from the sale of non-core assets, enabled us to reduce net debt to $3.5 billion and we now expect net debt to be below $3 billion by June 2008, one year earlier than previously anticipated.

These factors also created an opportunity to return $200 million to shareholders through an on-market buyback program which the Board considered to be the most efficient way to return capital for the benefit of all shareholders.

With recent trading in the Company's shares being affected by market speculation, the Board has not considered it appropriate to begin the share buy-back program, however we continue to monitor the situation closely and intend to commence buyback activity as soon as speculation subsides.

Finally, given the Group's robust financial position at the close of fiscal 2006, the Board approved a final dividend of 11.75 cents, bringing the total for the year to 21.5 cents per share, fully franked, an increase of 7.5% on 2005.

MANAGEMENT & GOVERNANCE

During the year, the leadership team was restructured and expanded to better reflect the scale and reach of the Group's businesses. Several new appointments to the leadership team were made including 3 new regional Managing Directors, as well as functional leaders in the areas of supply, strategy and marketing.

Regretfully, John Murphy, formerly Managing Director of Foster's Australia, decided to leave the business after 27 years of service. I'd like to take the opportunity today on behalf of my fellow Directors, to thank John for his significant contribution.

We continue to strengthen the governance culture at Foster's, with sustainability a focus over the past 12 months. Consistent with our commitment to transparency, this year we published our inaugural sustainability report now available from Foster's

website. We also launched Foster's Community Grants to support community initiatives in three core areas: Wellbeing, Culture, and Environment.

I encourage you to visit our website and provide your feedback on the sustainability report, this year's re-designed annual report and to register for the newly introduced Business Review, designed to provide a more user-friendly, cost-effective and environmentally responsible option for shareholders.

Before I complete our governance overview, on behalf of the Board, I'd like to extend my deep sympathy to the families of two people Cuu Huynh, an employee at our Abbotsford brewery and Jose Salinas, a contractor working in our Napa Valley wine operations who lost their lives working at Foster's in the last year. These tragic accidents have reinforced throughout the Company the need for continued effort behind workplace safety.

OUTLOOK

As we indicated at the full year results in August, we remain confident of achieving all of the financial targets set out at the time of the Southcorp acquisition.

Our focus in fiscal 2007 is on accelerating wine volume and revenue growth, refining our sales and route-to-market capability and bringing new product and innovation initiatives to market.

In the Australia, Asia and Pacific region our beer brands continue to perform well.

Globally, wine volumes continue to improve and we remain confident of achieving category growth levels by the end of this financial year.

In Australia, our wine volumes continue to perform below the category as we refine and build capability within our new multi-beverage sales model.

However, underlying wine volume and revenue growth trends in the Americas continue to improve and the EMEA region is performing strongly with a promotional program driving UK volume growth well ahead of last year.

CONCLUSION

With the Southcorp integration now largely behind us, our focus has shifted to bedding down our sales teams and supply chain, and investing in the growth of our local and international brands.

As we head into fiscal 2007, Foster's is very well positioned to succeed through a combination of great brands and global capabilities.

Foster's is now focused on what it does best – producing and marketing great premium drinks.

With a management team including energetic new talent, and a clear and sustainable growth path ahead, it's an exciting time for Foster's.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"2006 AGM – Results of Resolutions"

Released: 23 October 2006

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

23 October 2006

ANNUAL GENERAL MEETING – 23 OCTOBER 2006

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 23 October 2006:

Resolution 1 Re-election of Mrs M L Cattermole as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,156,898,504
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,122,443,502
- the proxy is to vote against the resolution	10,877,545
- the proxy may vote at the proxy's discretion	23,577,457
- the proxy is to abstain on the resolution	1,108,528
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,148,802,955
- against the resolution	10,903,045
- abstaining on the resolution	1,118,114

Resolution 2 Re-election of Mr M G Ould as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,156,690,030
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,131,523,089
- the proxy is to vote against the resolution	1,461,409
- the proxy may vote at the proxy's discretion	23,705,532
- the proxy is to abstain on the resolution	1,317,002
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,158,023,010
- against the resolution	1,475,133
- abstaining on the resolution	1,325,971

Resolution 3 Renewed Approval to operate existing Foster's Employee Share Plans	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,140,569,088
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,113,883,200
- the proxy is to vote against the resolution	12,826,189
- the proxy may vote at the proxy's discretion	13,859,699
- the proxy is to abstain on the resolution	7,187,095
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,130,106,040
- against the resolution	12,896,206
- abstaining on the resolution	7,281,249

Resolution 4 **Approval to establish and operate the Foster's Employee Share Acquisition Plan**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,146,390,038
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,119,027,633
- the proxy is to vote against the resolution	13,398,542
- the proxy may vote at the proxy's discretion	13,963,863
- the proxy is to abstain on the resolution	1,899,979
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,135,401,784
- against the resolution	13,457,864
- abstaining on the resolution	1,957,681

Resolution 5 **Approval of the participation of Mr Trevor L. O'Hoy, CEO of the Company, in the Foster's Long Term Incentive Plan**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,154,945,544
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,101,129,595
- the proxy is to vote against the resolution	30,422,539
- the proxy may vote at the proxy's discretion	23,393,410
- the proxy is to abstain on the resolution	2,709,757
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,127,090,150
- against the resolution	30,593,734
- abstaining on the resolution	2,788,499

Resolution 6 Adoption of the Remuneration Report for the year ended 30 June 2006	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,154,211,418
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,105,415,268
- the proxy is to vote against the resolution	24,921,756
- the proxy may vote at the proxy's discretion	23,874,394
- the proxy is to abstain on the resolution	3,795,614
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,131,880,407
- against the resolution	25,056,746
- abstaining on the resolution	3,855,121

Yours faithfully

Robert Dudfield
Assistant Company Secretary

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Change in substantial holding"

Released: 24 October 2006

Pages: 27
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

23 October 2006

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Robert Dudfield:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 20 October 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 2,026,716,487 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Foster's Group Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 20 October 2006

The previous notice was given to the company on: 21 November 2006

The previous notice was dated: 18 November 2005

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	210,376,906 shares	10.4517%	189,035,820 shares	9.3272%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21 November 2006 Thru 20 October 2006	The Capital Group Companies, Inc.	Decrease in holdings	Average price of 5.7839 AUD	21,341,086 Ordinary Shares	21,341,086

See Annexure A dated 18 November 2005

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 20 October 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here [signature]

date 23 October 2006

Annexure "A"

This is the Annexure of 9 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 20 October 2006.

The Capital Group Companies, Inc.

By: ______________________

Liliane Corzo
Counsel

24/10 '06 TUE 09:04 [TX/RX NO 6452]

Foster's Group Limited

20 October 2006

CG Investment Management Company	**Account Number**	**Number of Shares**	**% Held**
Capital Guardian Trust Company	44000300	7,110,353	
	44001800	255,000	
	44002300	291,000	
	44003200	1,362,000	
	44022700	47,100	
	44022900	2,325,407	
	44023900	127,000	
	44024600	244,400	
	44025900	376,000	
	44028100	154,400	
	44028600	140,000	
	44029600	107,308	
	44029700	157,900	
	44030600	219,400	
	44032100	98,000	
	44034900	77,100	
	44035800	39,600	
	44036100	37,896	
	44036900	240,800	
	44039600	299,661	
	44041200	49,095	
	44042000	507,000	
	44042200	47,626	
	44043000	61,650	
	44043700	50,131	
	44044000	58,300	
	44044700	64,200	
	44045800	32,300	
	44046700	42,300	
	44054400	35,815	
	44099400	243,712	
	44123600	9,588	
	44123700	6,566	
	44123800	3,243	
	44123900	6,361	
	44127600	31,081	
	44129300	4,340	
	44130300	19,357	
	44130400	8,852	
	44132000	19,258	
	44133300	7,124	
	44133800	9,073	
	44134300	9,223	
	44135300	5,269	
	44135600	4,186	
	44139700	60,273	
	44142000	6,811	
	44144500	5,239	
	44144800	7,378	
	44144900	3,908	
	44145300	10,392	
	44146300	5,830	
	44147700	4,516	
	44149900	13,946	

Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	44151700	7,126	
	44152600	23,204	
	44155600	64,356	
	44156000	4,739	
	44158800	6,351	
	44159600	4,474	
	44159700	7,154	
	44188300	17,076	
	44223300	4,125	
	44224400	24,971	
	44226100	5,748	
	44229100	18,730	
	44229600	12,547	
	44232200	26,163	
	44236301	9,350	
	44237200	6,179	
	44240600	40,088	
	44255000	1,755,390	
	44256500	89,629	
	44258000	13,616	
	44259300	88,200	
	44261300	498,000	
	44263800	37,000	
	44267200	67,400	
	44267300	37,000	
	44268600	51,000	
	44269700	25,000	
	44271500	193,100	
	44271700	519,139	
	44273000	65,500	
	44273400	90,000	
	44276200	52,000	
	44277700	278,636	
	44278600	36,000	
	44281200	60,000	
	44282300	102,436	
	44283000	15,086	
	44283700	25,400	
	44283900	185,019	
	44285500	481,645	
	44286300	74,587	
	44287000	67,400	
	44288400	41,000	
	44288500	82,300	
	44295800	250,000	
	44295900	112,600	
	44296400	196,500	
	44298200	120,569	
	44301500	151,148	
	44302200	112,668	
	44302300	32,000	
	44303200	513,000	
	44303300	100,000	
	44304600	422,000	

Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	44304700	50,012	
	44305300	108,244	
	44307100	43,500	
	44308600	144,500	
	44315000	478,639	
	44316400	135,700	
	44317300	107,200	
	44318100	56,500	
	44318300	27,500	
	44321900	56,500	
	44323000	45,100	
	44323800	52,596	
	44326600	7,800	
	44326800	68,000	
	44328100	35,000	
	44328400	38,371	
	44329500	86,570	
	44331100	100,000	
	44331900	154,000	
	44335700	14,942	
	44336000	238,000	
	44336100	45,800	
	44338600	39,795	
	44339400	72,800	
	44341900	280,000	
	44343600	61,000	
	44344600	89,600	
	44344700	10,300	
	44344800	27,500	
	44345600	509,787	
	44346500	27,000	
	44348800	173,000	
	44349500	13,200	
	44351500	120,000	
	44351800	103,000	
	44351900	164,500	
	44352100	76,500	
	44352200	35,500	
	44353000	43,000	
	44353900	81,000	
	44356100	46,100	
	44356500	225,000	
	44356900	54,000	
	44357100	39,800	
	44357800	403,200	
	44358000	241,000	
	44358800	252,600	
	44359400	200,980	
	44359700	65,000	
	44359800	122,666	
	44359900	213,300	
	44360400	45,000	
	44363200	83,500	
	44364600	113,100	

Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	44366400	14,400	
	44368900	23,200	
	44369400	78,400	
	44370700	21,400	
	44653901	9,329	
	44662300	11,168	
	44674700	9,255	
	44675301	3,836	
	44675401	3,077	
	44675601	3,305	
	44675701	7,057	
	44676100	6,849	
	44677200	9,550	
	44678300	6,340	
	44678700	10,119	
	44678900	9,519	
	44800100	152,000	
	44940300	1,602,000	
	44941800	78,000	
	44951300	420,695	
	70250000	20,587	
	70252000	4,658	
	70253400	5,422	
	70255600	53,460	
	70257900	4,307	
	70259500	40,033	
	70262400	4,749	
	70263600	4,129	
	70264700	11,743	
	70264800	2,695	
	70264900	4,996	
	70265000	3,954	
	70265100	7,310	
	70265200	5,887	
	70267100	18,885	
	70271700	7,879	
	70272800	3,919	
	70273500	4,308	
	70275400	30,517	
	70280500	5,164	
	70282400	6,905	
	70284800	2,105	
	70285900	3,424	
	70286100	4,559	
	70288800	3,264	
	70504700	5,064	
	70681000	6,264	
	70681500	14,851	
	70682500	9,281	
	70682600	7,314	
	70687900	11,655	
	70693500	13,642	
	70693600	38,924	
	70694000	9,069	

Australia Annexure
Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	70695400	16,990	
	70696000	4,205	
	70699300	9,714	
	70701700	4,822	
	70702900	5,363	
	70703000	5,357	
	70703100	5,364	
	70703400	17,329	
	70704600	12,468	
	70708200	5,577	
	70715900	5,831	
	70719900	3,344	
	70722800	4,859	
	70722900	3,861	
		31,591,325	
Capital International Limited	43051000	252,586	
	43051100	159,752	
	43051300	182,480	
	43051400	36,096	
	43051500	146,054	
	43057200	24,800	
	43057300	61,681	
	43057600	116,759	
	43057700	36,275	
	43057800	107,094	
	43069400	21,800	
	43400500	32,282	
	43401300	285,213	
	43401400	41,202	
	43401500	241,314	
	43401700	328,024	
	43402300	244,251	
	43404700	156,029	
	43404900	50,789	
	43405700	80,300	
	43405800	49,700	
	43406000	189,098	
	43410500	358,945	
	43411100	365,247	
	43411200	107,098	
	43411300	133,300	
	43411800	82,268	
	43412500	169,900	
	43412700	75,000	
	43412800	40,500	
	43413000	141,887	
	43413100	316,738	
	43415000	157,332	
	43415700	520,925	
	43415900	83,392	
	43417500	225,582	
	43417600	96,207	

Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43417700	844,430	
	43417800	91,434	
	43418100	107,770	
	43418300	170,947	
	43418500	298,883	
	43418600	183,773	
	43418800	379,552	
	43419100	178,391	
	43419200	10,761	
	43419300	706,375	
	43419500	120,539	
	43419700	66,775	
	43419800	264,150	
	43420200	171,900	
	43424300	58,099	
	43425200	585,907	
	43425300	220,139	
	43425400	167,867	
	43425700	159,840	
	43425800	504,706	
	43426200	1,322,458	
	43426300	1,486,031	
	43426400	1,360,700	
	43426700	795,333	
	43426800	644,927	
	43426900	767,579	
	43427100	1,234,483	
	43427200	66,700	
	43428200	57,260	
	43428300	25,614	
	43428600	108,600	
	43432100	39,955	
	43432200	82,646	
	43433100	33,465	
	43433200	265,673	
	43434000	42,277	
	43435100	304,699	
	43436100	91,236	
	43437100	472,879	
	43437300	112,560	
	43437400	409,600	
	43439100	269,522	
	43440200	45,316	
	43440800	35,900	
	43441200	81,266	
	43441800	49,647	
	43444900	98,448	
	43445200	200,708	
	43445400	44,391	
	43450500	293,900	
	43451200	150,463	
	43451300	101,438	
	43451600	53,907	
	43451700	96,150	

Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43451900	287,400	
	43455100	239,259	
	43455200	131,217	
	43455400	53,836	
	43457100	241,864	
	43459100	118,157	
	43460100	47,691	
	43463100	189,732	
	43463600	76,200	
	43464600	27,300	
	43464700	180,200	
	43466000	24,200	
	43466100	575,666	
	43467700	67,829	
	43473300	23,300	
	43484100	117,994	
	43487100	34,400	
	43487200	1,136,937	
	43487400	238,493	
	43487500	173,100	
	43487600	324,500	
	43487700	100,640	
	43487800	96,600	
	43488100	62,200	
	43494100	49,700	
	43494200	80,132	
	43500400	133,896	
	43500500	171,964	
	43503500	104,830	
	43503800	73,137	
	43504500	29,266	
	43504600	19,095	
	43506200	48,902	
	43506300	31,117	
	43506400	28,346	
	43506500	55,580	
	43507300	81,900	
	43507400	31,544	
	43507500	66,313	
	43507600	70,535	
	43510200	98,600	
	43510300	51,141	
	43510600	217,300	
	43510700	67,073	
	43510800	61,200	
	43510900	70,700	
	43511300	65,600	
	43511900	57,700	
	43512000	342,294	
	43512200	18,419	
	43513300	104,140	
	43513500	34,000	
	43513600	101,600	
	43518500	99,628	

Foster's Group Limited

20 October 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43537100	51,528	
	43558600	206,976	
	43560100	311,480	
	43564100	192,018	
	43564200	69,704	
	43564300	61,704	
	43565100	153,810	
	43565200	145,110	
	43565300	320,895	
	43565400	208,400	
	43565500	138,944	
	43565600	144,713	
	43565700	53,800	
	43565800	188,803	
	43565900	46,500	
	43566100	353,200	
	43570100	235,961	
	43570200	31,117	
	43570300	20,855	
	43570400	250,949	
	43570500	23,559	
	43573100	302,500	
	43574100	132,140	
	43574200	188,700	
	43575100	169,600	
	43576300	68,100	
	43576500	83,200	
	43576700	108,740	
	43576800	61,051	
	43579300	60,000	
	43583100	2,926,200	
		36,600,485	
Capital International S.A.	45415100	74,223	
	45415200	40,505	
	45415800	81,396	
	45426000	953,602	
	45440600	27,400	
	45464300	85,358	
	45464400	31,131	
	45500200	159,162	
	45500800	105,766	
	45500900	42,400	
	45503100	18,320	
	45503300	49,500	
	45504400	7,800	
	45507200	80,500	
	45508100	99,449	
	45508200	42,037	
	45508400	38,828	
	45508500	44,652	
	45509000	15,000	
	45513100	47,541	

Foster's Group Limited

20 October 2006

Holder	Account Number	Number of Shares	% Held
CG Investment Management Company	45516200	91,433	
	45525200	69,436	
	45590100	2,733,324	
	45594100	265,013	
		5,203,776	
Capital International, Inc.	46054200	74,000	
	46054500	53,800	
	46054700	37,500	
	46055500	154,136	
	46056500	26,000	
	46056600	17,000	
	46056800	75,100	
	46343400	177,139	
	46364700	33,059	
	46452300	461,500	
	46453700	29,000	
	46456000	108,088	
	46456700	37,000	
	46456800	42,000	
	46457300	37,000	
	46457400	210,000	
	46457500	17,300	
	46457700	23,200	
	46457800	209,600	
	46458500	71,900	
	46459700	50,700	
	46600000	125,000	
	46601000	14,805	
	46601800	67,500	
	46602000	8,507	
	46610000	115,900	
		2,276,734	
Capital Research and Management Company	11000012	47,374,500	
	11000016	10,400,000	
	11000033	55,589,000	
		113,363,500	
GRAND TOTAL		**189,035,820**	**9.33%**

Foster's Group Limited
20 October 2006

<u>Nominee Name</u>

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43402300	244,251
43413100	316,738
43419200	10,761
43426700	795,333
43436100	91,236
43445400	44,391
43506300	31,117
43507600	70,535
43512000	342,294
43513300	104,140
44298200	120,569
44363200	83,500
45415800	81,396
45500800	105,766
45503100	18,320
45513100	47,541
45525200	69,436
46056800	75,100
46452300	461,500
Total Shares:	3,113,924

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800	82,268
43417600	96,207
43417800	91,434
43419700	66,775
43424300	58,099
43428600	108,600
43432100	39,955
43437300	112,560
43451200	150,463
43510600	217,300
43565100	153,810
44054400	35,815
44328100	35,000
45500900	42,400
45594100	265,013
46456700	37,000
46456800	42,000
46457500	17,300
Total Shares:	1,651,999

Foster's Group Limited
20 October 2006

Nominee Name		
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
43404900		50,789
43506500		55,580
	Total Shares:	106,369
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		
43404700		156,029
43576500		83,200
43579300		60,000
	Total Shares:	299,229
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
43051100		159,752
43057200		24,800
43057300		61,681
43415000		157,332
43415700		520,925
43418300		170,947
44034900		77,100
44036900		240,800
44041200		49,095
44263800		37,000
44268600		51,000
44269700		25,000
44271700		519,139
44283700		25,400
44283900		185,019
44302300		32,000
44303300		100,000
46456000		108,088
	Total Shares:	2,545,078
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
11000012		47,374,500
11000016		10,400,000
11000033		55,589,000
43051000		252,586

Foster's Group Limited
20 October 2006

Nominee Name	
43401400	41,202
43411100	365,247
43411300	133,300
43418100	107,770
43428200	57,260
43441800	49,647
43484100	117,994
43503500	104,830
43510200	98,600
43510900	70,700
43513500	34,000
44000300	7,110,353
44001800	255,000
44002300	291,000
44003200	1,362,000
44022900	2,325,407
44024600	244,400
44028600	140,000
44035800	39,600
44043000	61,650
44099400	243,712
44123600	9,588
44123700	6,566
44123800	3,243
44123900	6,361
44130400	8,852
44133300	7,124
44133800	9,073
44135300	5,269
44135600	4,186
44156000	4,739
44255000	1,755,390
44256500	89,629
44288500	82,300
44303200	513,000
45500200	159,162
45504400	7,800
70250000	20,587
70252000	4,658
70253400	5,422
70255600	53,460
70257900	4,307
70259500	40,033
70262400	4,749
70263600	4,129
70264700	11,743
70264800	2,695
70264900	4,996
70265000	3,954

Foster's Group Limited
20 October 2006

Nominee Name	
70265100	7,310
70265200	5,887
70267100	18,885
70280500	5,164
70282400	6,905
70284800	2,105
70285900	3,424
70286100	4,559
70288800	3,264
70681000	6,264
70681500	14,851
70682500	9,281
70682600	7,314
70687900	11,655
70693500	13,642
70693600	38,924
70694000	9,069
70695400	16,990
70696000	4,205
70699300	9,714
70701700	4,822
70702900	5,363
70703000	5,357
70703100	5,364
70703400	17,329
70704600	12,468
70708200	5,577
70719900	3,344
70722800	4,859
70722900	3,861
Total Shares:	129,970,529

Chase Manhattan Bank NA
Woolgate House
Coleman Street
London EC2P 2HD

44151700	7,126
Total Shares:	7,126

Chase Manhattan Nominee Ltd.
Australia

43406000	189,096
43417700	844,430
43419800	264,150
43425400	167,867
43487100	34,400
43511900	57,700
44144500	5,239
44144900	3,908

Foster's Group Limited
20 October 2006

Nominee Name		
44146300		5,830
44147700		4,516
44229600		12,547
44237200		6,179
44258000		13,616
44259300		88,200
44352100		76,500
44352200		35,500
44359900		213,300
44653901		9,329
44662300		11,168
44675601		3,305
44940300		1,602,000
44941800		78,000
44951300		420,695
45590100		2,733,324
46601000		14,805
	Total Shares:	6,895,604
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		
44353900		91,000
44675401		3,077
44676100		6,849
44678900		9,519
	Total Shares:	110,445
Citibank Australia		
46056600		17,000
	Total Shares:	17,000
Citibank NA Toronto		
46600000		125,000
	Total Shares:	125,000
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		1,486,031
43440200		45,316
43507400		31,544
43507500		66,313
43570400		250,949
44276200		52,000
45440600		27,400

Foster's Group Limited
20 October 2006

Nominee Name

	Total Shares:	1,959,553
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia		
44042000		507,000
44045800		32,300
44267200		67,400
44278600		36,000
44286300		74,587
44318300		27,500
	Total Shares:	744,787
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia		
43410500		358,945
	Total Shares:	358,945
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43401500		241,314
43455100		239,259
43455400		53,836
	Total Shares:	534,409
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
44356100		46,100
	Total Shares:	46,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43405800		49,700
43451900		287,400
43464600		27,300
43473300		23,300
43511300		65,600
	Total Shares:	453,300
Investors Bank & Trust Co.		
44368900		23,200

Foster's Group Limited
20 October 2006

Nominee Name		
	Total Shares:	23,200
J.P. Morgan		
44188300		17,076
44223300		4,125
	Total Shares:	21,201
JP Morgan Chase Bank		
46601800		67,500
	Total Shares:	67,500
Mellon Bank N.A. London Branch London United Kingdom		
44356900		54,000
44358000		241,000
44369400		78,400
	Total Shares:	373,400
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43057700		36,275
43401300		285,213
43405700		80,300
43411200		107,098
43413000		141,887
43417500		225,582
43418800		379,552
43419100		178,391
43419300		706,375
43419500		120,539
43425200		585,907
43426800		644,927
43427200		66,700
43428300		25,614
43432200		82,646
43433200		265,673
43434000		42,277
43435100		304,699
43439100		269,522
43451300		101,438
43451600		53,907
43455200		131,217
43459100		118,157
43460100		47,691
43466100		575,666

Foster's Group Limited
20 October 2006

Nominee Name	
43467700	67,829
43487200	1,136,937
43487400	238,493
43494100	49,700
43500400	133,896
43506400	28,346
43507300	81,900
43510300	51,141
43510700	67,073
43510800	61,200
43513600	101,600
43537100	51,528
43560100	311,480
43564100	192,018
43564200	69,704
43565200	145,110
43565500	138,944
43565600	144,713
43565700	53,800
43565800	188,803
43565900	46,500
43566100	353,200
43570100	235,961
43570300	20,855
43574200	188,700
43575100	169,600
44025900	376,000
44028100	154,400
44030600	219,400
44032100	98,000
44036100	37,896
44042200	47,626
44043700	50,131
44044000	58,300
44046700	42,300
44132000	19,258
44134300	9,223
44145300	10,392
44158800	6,351
44159600	4,474
44229100	18,730
44240600	40,088
44267300	37,000
44273400	90,000
44282300	102,436
44301500	151,148
44302200	112,668
44304600	422,000
44304700	50,012

Foster's Group Limited
20 October 2006

Nominee Name		
44305300		108,244
44307100		43,500
44323000		45,100
44326600		7,800
44326800		68,000
44328400		38,371
44338600		39,795
44341900		280,000
44344600		89,600
44344700		10,300
44344800		27,500
44346500		27,000
44349500		13,200
44351900		164,500
44353000		43,000
44366400		14,400
44678700		10,119
45464300		85,358
45464400		31,131
46343400		177,139
46457700		23,200
46457800		209,600
46458500		71,900
	Total Shares:	13,692,874

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44152600		23,204
44315000		478,639
44339400		72,800
44343600		61,000
	Total Shares:	635,643

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900		767,573
44331100		100,000
70275400		30,517
	Total Shares:	898,090

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700		60,273

Nominee Name		
	Total Shares:	60,273
Pictet & Cie, Geneva		
45509000		15,000
	Total Shares:	15,000
State Street Australia Limited Australia		
46453700		29,000
	Total Shares:	29,000
State Street Bank & Trust Co.		
70271700		7,879
70272800		3,919
70504700		5,064
70715900		5,831
	Total Shares:	22,693
Westpac Banking Corp		
43051300		182,480
43051400		36,096
43051500		146,054
43400500		32,282
43412500		169,900
43412800		40,500
43418500		298,883
43418600		183,773
43425300		220,139
43426200		1,322,458
43427100		1,234,483
43433100		33,465
43437400		409,600
43440800		35,900
43444900		98,448
43463100		189,732
43466000		24,200
43487500		173,100
43488100		62,200
43504500		29,266
43504600		19,095
43512200		18,419
43518500		99,628
43570500		23,559
43573100		302,500
44022700		47,100
44023900		127,000
44029700		157,900
44159700		7,154
44224400		24,971

Foster's Group Limited
20 October 2006

Nominee Name	
44226100	5,748
44236301	9,350
44277700	278,636
44281200	60,000
44359700	65,000
45415100	74,223
45508100	99,449
45508200	42,037
45508400	38,828
45516200	91,433
46364700	33,059
70273500	4,308
Total Shares:	6,552,356

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43057600	116,759
43057800	107,094
43069400	21,800
43401700	328,024
43412700	75,000
43415900	83,392
43420200	171,900
43425700	159,840
43425800	504,706
43426400	1,360,700
43437100	472,879
43441200	81,266
43445200	200,708
43450500	293,900
43451700	96,150
43457100	241,864
43463600	76,200
43464700	180,200
43487600	324,500
43487700	100,640
43487800	96,600
43494200	80,132
43500500	171,964
43503800	73,137
43506200	48,902
43558600	206,976
43564300	61,704
43565300	320,895
43565400	208,400
43570200	31,117
43574100	132,140

Foster's Group Limited
20 October 2006

Nominee Name	
43576300	68,100
43576700	108,740
43576800	61,051
43583100	2,926,200
44029600	107,308
44039600	299,661
44044700	64,200
44127600	31,081
44129300	4,340
44130300	19,357
44142000	6,811
44144800	7,378
44149900	13,946
44155600	64,356
44232200	26,163
44261300	498,000
44271500	193,100
44273000	65,500
44283000	15,086
44285500	481,645
44287000	67,400
44288400	41,000
44295800	250,000
44295900	112,600
44296400	196,500
44308600	144,500
44316400	135,700
44317300	107,200
44318100	56,500
44321900	56,500
44323800	52,596
44329500	86,570
44331900	154,000
44335700	14,942
44336000	238,000
44336100	45,800
44345600	509,787
44348800	173,000
44351500	120,000
44351800	103,000
44356500	225,000
44357100	39,800
44357800	403,200
44358800	252,600
44359400	200,980
44359800	122,666
44360400	45,000
44364600	113,100
44370700	21,400

Foster's Group Limited
20 October 2006

Nominee Name	
44674700	9,255
44675301	3,836
44675701	7,057
44677200	9,550
44678300	6,340
44800100	152,000
45415200	40,505
45426000	953,602
45503300	49,500
45507200	80,500
45508500	44,652
46054200	74,000
46054500	53,800
46054700	37,500
46055500	154,136
46056500	26,000
46457300	37,000
46457400	210,000
46459700	50,700
46602000	8,507
46610000	115,900
Total Shares:	17,705,193

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3B – Partly Paid Shares Fully Paid"

Released: 24 October 2006

Pages: 8
(including this page)

FILE NO: 082-01711

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	7,200 (issued at $5.83)
39	Class of +securities for which quotation is sought	Ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Partly paid ordinary shares that have become fully paid

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	2,026,723,687	Ordinary shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 October 2006
(Assistant Company Secretary)

Print name: Robert K Dudfield

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